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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of  April, 2003

Commission File Number  000-50184
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      Yantai Daihua Holdings Company Limited
       (Translation of registrant's name into English)

      East of Muping, Yantai, Shandong, People's Republic of China
      (Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________.


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                      YANTAI DAHUA HOLDINGS COMPANY LIMITED
                        DECIDED ON A 1 INTO 3 STOCK SPLIT

Yantai, China - April 3, 2003-Yantai Dahua Holdings Co. Ltd. (OTC BB: YDHCF), a leading paper manufacturer in Shandong Province, China, today announced a 1 into 3 split for its common stocks to be effective on April 23, 2003.

At a meeting of the Board of Directors held on April 3, 2003, the Board of YDHCF resolved to issue two additional shares for each common stock issued and outstanding, as a stock split, for no consideration, to its shareholders of record on April 13, 2003. The additional shares would be of the same class of common stock outstanding, with the same right and privileges and without change in the par value. At present, YDHCF has a total of 11,149,000 shares of common stock issued and outstanding. The stock split, when effective, will increase the total issued and outstanding shares to 33,447,000.

Mr. Tang Yuxiang, Chairman of the Board, commented, "The Board is of the opinion that it would be in the best interest of the Company and our shareholders to broaden the shareholder body by increasing the number of our common stocks outstanding, therefore, we decided to have the 1 into 3 split."

ABOUT  YANTAI  DAHUA  HOLDINGS  CO.  LTD.

Yantai Dahua Holdings Co. Ltd. is engaged in, through its subsidiaries, the manufacturing and sales of paper principally for printing and writing in China. It is a leading paper manufacturer in Shandong, China and employs a total of 1,180 staff. The Company's marketing teams distribute its products through six sales offices in different parts of China to cater for its clientele of over 210 well-established publishing houses, printing companies and other state-owned material supplies companies. Under the leadership of its experienced management, the Company expects to expand its production capacity to meet the anticipated increase in the demand for paper and that such increased demand is projected to result in growth in the Company's revenues and net income.

FORWARD-LOOKING  STATEMENTS.
This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as "project," "expect" and "anticipate," and variations of such words. Actual results might differ materially from such projections, expectations and anticipations, due to general economic conditions, supply and demand for paper, labor conditions, the availability of requisite financing and other factors.


Source :          Yantai  Dahua  Holdings  Company  Limited

Contact:          Mr.  K.M.  Wong
                  Stanford  Capital  International  Limited
                  Tel  :  (852)  2598  0281
                  Email:  km@stock-update.com


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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                    YANTAI  DAHUA  HOLDINGS  COMPANY  LIMITED

                       /s/ Tang  Yuxiang
                    By:___________________________
                    Tang  Yuxiang,  Chairman  and  Chief  Executive  Officer




Date: April 1, 2003



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